Exhibit 4.5

RIGHT OF FIRST REFUSAL AGREEMENT

This Right of First Refusal Agreement (this "Agreement") is made effective as of November 8, 2021 between Diana Shipping Inc., a Marshall Islands corporation (the "Grantor"), and OceanPal Inc., a Marshall Islands corporation (the "Company").

BACKGROUND

The Company is a wholly-owned subsidiary of the Grantor, and the Grantor intends to distribute of all of the Company's issued and outstanding common shares to the Grantor's shareholders (the "Spin-Off") such that the Company will be an independent publicly traded company following the Spin-Off. In connection with the Spin-Off , the Grantor desires to grant the Company a right of first refusal to acquire one or all of six vessels identified in Exhibit A hereto  (each, a "Subject Vessel") when and if the Grantor determined to sell such Subject Vessel.
AGREEMENT

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor and the Company agree to the following:

1. Vessel Sale Restriction.  The Grantor hereby agrees that it shall not sell, transfer or otherwise dispose of, whether by one or a series of transactions and whether directly or indirectly, any Subject Vessel (a "Sale") except as expressly permitted pursuant to this Agreement following the delivery by the Grantor to the Company of an Offer Notice with respect to the Subject Vessel proposed to be sold. If any affiliate of the Company shall at any time become the owner of a Subject Vessel, then the Company shall cause such affiliate to be bound by the terms hereof and all terms of this Agreement shall apply to such affiliate as if it were the Company.

2. Offer Notice; Response Notice.  The Grantor may, from time to time, deliver to the Company notice of a potential or contemplated Sale (each such notice, an "Offer Notice"). Each Offer Notice shall include a description of the proposed purchase price, which purchase price shall be equal to the fair market value of the applicable Subject Vessel, as determined by the average of two independent shipbroker valuations from brokers mutually agreeable to the Grantor and the Company, and proposed terms and conditions of such Sale. Within seven (7) business days after receipt of any Offer Notice, the Company may, in its sole discretion, deliver notice to the Grantor (a "Response Notice") that the Company accepts the price and terms and conditions as those offered in the Offer Notice, subject to the negotiation and execution of a memorandum of agreement for the sale of the Subject Vessel as contemplated below and thereafter, the Grantor and the Company shall have thirty (30) days from the date on which the Company delivers the applicable Response Notice to negotiate in good faith, on an exclusive basis, the terms of purchase and sale agreement for the applicable Subject Vessel (a "Contract of Sale"), which terms shall be no less favorable to the Company than the purchase price and other terms and conditions contained in the Offer Notice and shall contain a due diligence period, customary representations and warranties and other provisions customary in similar types of transactions, as negotiated in good faith by the parties. The Company shall have the right to designate any direct or indirect wholly owned subsidiary to consummate the purchase of the Subject Vessel.

3. Termination of Vessel Sale Restriction. If, following the delivery by the Grantor to the Company of an Offer Notice with respect to a Subject Vessel, (i) the Company fails to timely deliver a Response Notice with respect to such Offer Notice as provided in Section 2 above, (ii) the Company shall have delivered a Response Notice to the Grantor, and the Grantor and the Company have not executed a Contract of Sale within the time period contemplated by Section 2, above and such failure was not the result of a default by the Grantor hereunder, or (iii) a Contract of Sale has been entered into by the Grantor and the Company and thereafter is terminated other than on account of a breach by the Grantor, then the Grantor shall be free to sell such Subject Vessel (A) for a purchase price which is no less than one hundred percent (100%) of the purchase price contained in the applicable Offer Notice, and (B) otherwise upon substantially the same terms and conditions contemplated by the Offer Notice, so long as such Sale is consummated within three (3) months after the date on which the Company received the applicable Offer Notice. Upon such Sale described in the immediately preceding sentence, said right of first refusal (with respect to such Subject Vessel only) shall thereupon automatically terminate and shall be of no further force and effect and such right of first refusal shall not be binding upon the Grantor's successors or assigns. If such proposed Sale is not consummated as permitted hereunder within such three (3) month period, the Company's right of first refusal shall be deemed to be reinstated and Seller shall not have the right to sell such Subject Vessel until it has again complied with the provisions of this Agreement, including delivering an Offer Notice with respect to such Subject Vessel.

4. Notices.  All notices, requests, demands and other communications to any party hereunder will be in writing (including prepaid overnight courier or electronic mail) and will be given to such party at its respective address set forth below or at such other address as such party may hereafter specify for the purpose by notice to the other party hereto.  Each such notice, request or other communication will be effective when received at the address specified in this Section or when delivery at such address is refused.

Notices to the Grantor will be made as follows:

Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece
Attention: Ioannis Zafirakis
Tel: +30 2109470100
Email: izafirakis@dianashippinginc.com

Notices to the Company will be made as follows:

OceanPal Inc.
Pendelis 26
175 64 Palaio Faliro
Athens, Greece
Attention: Eleftherios Papatrifon
Tel: : +30 210 9485360
Email: lpapatrifon@oceanpal.com

5. Term. This Agreement shall terminate at such time that the Sale of each Subject Vessel has been consummated in accordance with this Agreement.

6. Governing Law.  This Agreement and the rights and obligations of the parties hereto will be governed by and construed in accordance with the laws of the State of New York.

7. Further Assurances.  The Grantor agrees to execute, acknowledge and deliver all such instruments and take all such actions as the Company from time to time may reasonably request in order to further effectuate the purposes of this Agreement and to carry out the terms hereof and to better assure and confirm to the Company its rights, powers and remedies hereunder.

8. Binding Effect; Assignment.  This Agreement will be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and permitted assigns.  This Agreement is not assignable by either party without the prior written consent of the other party.

9. Severability.  If any term, covenant or condition of this Agreement is held to be invalid, illegal or unenforceable in any respect, then this Agreement will be construed as if such invalid, illegal, or unenforceable provision or part of a provision had never been contained in this Agreement.

9. Counterparts.  This Agreement may be executed in multiple counterparts, each of which will be deemed an original and all of such counterparts together will constitute one agreement. To facilitate execution of this Agreement, the parties may execute and exchange counterparts of signature pages by electronic transmission (e.g., through use of a Portable Document Format or "PDF" file).

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be executed as of the date set forth above.

DIANA SHIPPING INC.

By:	/s/ Ioannis Zafirakis
Name: Ioannis Zafirakis
Title: Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary

OCEANPAL INC.

By:	/s/ Eleftherios Papatrifon
Name: Eleftherios Papatrifon
Title: Director and Chief Executive Officer

[Signature page to the Right of First Refusal Agreement]

EXHIBIT A
Vessel Name
1	Semirio
2	Boston
3	Melia
4	Aliki
5	Baltimore
6	Artemis